EXHIBIT 99.1

News Release dated September 7, 2020, Suncor Energy provides operational and 2020 guidance update

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides operational and 2020 guidance update

All financial figures are in Canadian dollars.

Calgary, Alberta (September 7, 2020) – Following the August 14 incident at its Base Plant operations, in light of identified performance improvement opportunities at its Firebag operation, and bringing on the second train of production at Fort Hills, Suncor is today providing an operational update and revised 2020 guidance.

On August 16, 2020, Suncor reported it had experienced a fire at the secondary extraction facilities of its Base Plant mine. On August 29th, production was restored to 165,000 barrels per day (bbls/d) of mined bitumen. Although initial repairs can allow the mine to operate at full rates, production has been restricted to manage bitumen quality into the upgraders. Production is expected to continue to ramp up and will achieve full mining rates of approximately 300,000 bbls/d by the middle of the fourth quarter, as bitumen treatment facilities return to full operation. During this period of reduced production, selected maintenance activities, originally scheduled for later in the year, have been accelerated and are reflected in the updated production guidance. Repair costs are included within the corporate capital guidance; the majority of the repair costs are expected to be reimbursed through insurance proceeds to be received in 2021. Full year Oil Sands Operations cash operating costs guidance(1) has been revised to $28.00 – $31.00 per barrel.

Starting in late September, Firebag in-situ production rates will be reduced to 110,000 bbls/d for approximately four weeks as Suncor accelerates maintenance originally scheduled for 2022, and to enable us to expand the capacity of the facility by fully integrating the new, incremental emulsion handling and steam infrastructure. Following completion of this work, Firebag nameplate capacity is anticipated to increase by 12,000 bbls/d to 215,000 bbls/d, and is expected to be producing at normal capacity utilization (~95%) by early November. The capital expenditure required for this work is included within capital guidance.

Suncor is working with the Fort Hills partners to restart the second primary extraction train in September, with initial gross production of approximately 120,000 to 130,000 bbls/d. This lays the foundation for improved cost effectiveness through optimization of the mine fleet, without the use of additional contractors, and includes the completion of the full deployment of autonomous haul trucks by the end of 2020. At this initial production level, Suncor expects to retain all of the previously announced sustaining capital savings and approximately 90% of the estimated operating costs savings. 2020 production guidance has been updated to 60,000 – 65,000 bbls/d, with a reduction to the Fort Hills cash operating costs(1) per barrel range by $2 per barrel, to $32.00 – $35.00. Once the second train is operating, the owners will evaluate further increases in production.

Syncrude 2020 planned maintenance program is complete, and the asset is being returned to normal operations. The interconnecting pipelines are on track for commissioning in Q4. The Syncrude cash operating costs(1) per barrel range has been reduced to $34.00 – $37.00, based on year to date performance, lower operating costs and our expectations for the balance of the year.

“Despite the operational incident and all the challenges of 2020 - unprecedented drop in oil prices, global pandemic and economic slowdown - Suncor has continued to focus on safety and maximizing value through enhanced performance and lowering costs,” said Suncor president and chief executive officer Mark Little. “We’re pleased to be making progress on lowering costs at Fort Hills and Syncrude; we’ve opportunistically advanced maintenance at Base Plant and Firebag, brought on additional capacity at Firebag, and we believe this disciplined and strategic approach lays the foundation for strong performance in 2021.”

Due to the reduction in 2020 capital expenditures and the current deferral of the Terra Nova Asset Life Extension project, E&P production guidance has been updated to reflect lower production rates.

(1) Non-GAAP financial measures. See the Non-GAAP Financial Measures section of this News release.

Strengthening momentum in the Downstream business performance continues, and is in line with the throughput guidance for refinery utilization and refined product sales.

Following these operational updates, production estimates for the third quarter are anticipated to be 305,000 – 320,000 bbls/d for Oil Sands Operations; this is comprised of 250,000 – 265,000 bbls/d of synthetic crude oil and approximately 55,000 bbls/d of bitumen. Full year corporate production guidance has been revised to 680,000 – 710,000 bbls/d.

Capital Expenditures (C$ millions) (1)
	2020 Updated Full Year Outlook September 7, 2020	% Economic Investment (2)
Upstream Oil Sands	2,600 – 2,800	25%
Upstream E&P	450 – 500	95%
Total Upstream	3,050 – 3,300	40%
Downstream	450 – 550	20%
Corporate	100 – 150	80%
Total	3,600 – 4,000	40%

1. Capital expenditures exclude capitalized interest of approximately $120 million.
2. The balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures. For definitions of Economic Investment and Asset Sustainment and Maintenance capital expenditures, see the Capital Investment Update section of Suncor’s Management’s Discussion and Analysis dated July 22, 2020 (the MD&A).

Production & Refinery Utilization (as of September 7, 2020)
2020 Updated Full Year Outlook
Suncor Total Production (boe/d) (3)	680,000 – 710,000 (4)
Oil Sands Operations (bbls/d)	355,000 – 380,000 (5)
Synthetic Crude Oil (bbls/d)	295,000 – 310,000
Bitumen (bbls/d)	60,000 – 70,000
Fort Hills (bbls/d) Suncor working interest of 54.11%	60,000 – 65,000
Syncrude (bbls/d) Suncor working interest of 58.74%	160,000 – 175,000
Exploration & Production (boe/d)	100,000 – 110,000 (4)

Suncor Refinery Throughput (bbls/d)	390,000 – 420,000
Suncor Refinery Utilization	84% – 91% (6)
Refined Product Sales (bbls/d)	500,000 – 530,000

3. Barrels of oil equivalent per day (boe/d)

4. At the time of publication, production in Libya continues to be affected by political unrest and therefore no forward-looking production for Libya is factored into the Exploration and Production and Suncor Total Production guidance. Production ranges for Oil Sands operations, Fort Hills, Syncrude and Exploration and Production are not intended to add to equal Suncor total production.

5. Oil Sands operations production includes synthetic crude oil, diesel, and bitumen and excludes Fort Hills PFT bitumen and Syncrude synthetic crude oil production. These ranges reflect the integrated upgrading and bitumen production performance risk.

6. Refinery utilization is based on the following crude processing capacities: Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City - 98,000 bbls/d.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include: Suncor's expectation that production at its Base Plant operations will continue to ramp up to approximately 165,000 bbls/d by the middle of September and achieve full mining rates of approximately 300,000 bbls/d by the middle of the fourth quarter of 2020; statements regarding planned maintenance, including the timing and costs thereof; Suncor's expectation that the majority of the repair costs from the incident at its Base Plant operations will be reimbursed through insurance proceeds; statements about Firebag, including that in situ production rates will be reduced to 110,000 bbls/d for approximately four weeks and that it will produce at full nameplate capacity by early November; Suncor's belief that its disciplined and strategic approach of lowering costs at Fort Hills and Syncrude and the advancement of maintenance at Base Plant and Firebag will lay a foundation for strong performance in 2021; statements about Fort Hills, including the potential to restart the second primary extraction train in September with production ramping up to approximately 120,000 – 130,000 bbls/d by the end of 2020 which will lay the foundation for improved cost effectiveness through optimization of the mine fleet, without the use of contractors, and the full deployment of autonomous haul trucks by the end of 2020 and that, by operating Fort Hills at these levels, Suncor will retain all of the previously announced sustaining capital savings and approximately 90% of the estimated operating costs savings; Suncor's anticipated capital spending program of between $3.6 and $4.0 billion (and expectations of where that spending will be directed); Suncor's expectations around production, including planned average upstream production of 680,000 - 710,000 boe/d and planned ranges for Oil Sands operations (355,000 - 380,000 bbls/d) which is comprised of 295,000 – 310,000 bbls/d of synthetic crude oil and 60,000 – 70,000 bbls/d of bitumen, Suncor's working interest in Fort Hills (60,000 - 65,000 bbls/d), Suncor's working interest in Syncrude (160,000 - 175,000 bbls/d) and Exploration and Production (100,000 - 110,000 boe/d); Suncor's expected Oil Sands operations cash operating costs, projected to be in the range of $28.00 - $31.00 per barrel; expected Fort Hills cash operating costs, projected to be in the range of $32.00 - $35.00 per barrel; expected Syncrude cash operating costs, projected to be in the range of $34.00 - $37.00 per barrel; Suncor's expected Refinery Throughputs (390,000 - 420,000 bbls/d), Refinery Utilization (84% - 91%) and Refined Product Sales (500,000 – 530,000 bbls/d); and similar statements. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. Some of the forward-looking statements may be identified by words like "guidance", "outlook", "will", "expected", "estimated", "anticipate", “planned”, “believe” and similar expressions.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2020 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2020. Assumptions for the Exploration and Production 2020 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2020 corporate guidance include, but are not limited to:

•	Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•	Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil.
•	Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.
•	Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.
•	Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.
•	Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.
•	Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.
•	Government Action. This guidance reflects the production curtailments imposed by the Government of Alberta. Further action by the Government of Alberta regarding production curtailment may impact Suncor’s Corporate Guidance and such impact may be material.
•	COVID-19 Pandemic: This guidance is subject to a number of external factors beyond our control that could significantly influence this outlook, including the status of the COVID-19 pandemic and future waves, and any associated policies around current business restrictions, shelter-in-place orders, or gatherings of individuals. As a result of the volatile business environment and the uncertain pace of an economic recovery it is challenging to determine the overall outlook for crude oil and refined product demand, which remains dependent on the status of the COVID-19 pandemic.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 26, 2020, Form 40-F dated February 27, 2020, its MD&A and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are not prescribed by Canadian generally accepted accounting principles ("GAAP"). These non-GAAP financial measures are included because management uses the information to analyze business performance, including on a per barrel basis, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures are defined and reconciled in the Non-GAAP Financial Measures section of the MD&A. Oil Sands operations cash operating costs of $28.00 - $31.00 per barrel is based on the assumptions that: (i) Suncor will produce 355,000 – 380,000 bbls/d at Oil Sands operations (of which 295,000 – 310,000 bbls/d will be synthetic crude oil and 60,000 – 70,000 bbls/d will be bitumen); and (ii) natural gas used at Suncor's Oil Sands operations (AECO - C Spot ($CAD)) will be priced at an average of $2.25/GJ over 2020. Fort Hills cash operating costs of $32.00 - $35.00 per barrel is based on the assumptions that: (i) Fort Hills production (net to Suncor) will be 60,000 – 65,000 bbls/d; and (ii) natural gas used at Fort Hills (AECO - C Spot ($CAD)) will be priced at an average of $2.25/GJ over 2020. Syncrude cash operating costs of $34.00 - $37.00 per barrel is based on the assumptions that: (i) Syncrude will produce 160,000 – 175,000 bbls/d of synthetic crude oil (net to Suncor); and (ii) natural gas used at Syncrude (AECO - C Spot ($CAD)) will be priced at an average of $2.25/GJ over 2020. The Syncrude cash operating costs per barrel and Fort Hills cash operating costs per barrel measures may not be fully comparable to similar information calculated by other entities (including Suncor's Oil Sands operations cash operating costs per barrel) due to differing operations.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com